

February 12, 2009

via U.S. mail

Mr. Peter Voser
Chief Financial Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands

> **Re: Royal Dutch Shell plc**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 1-32575**

Dear Mr. Voser:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for Fiscal Year Ended December 31, 2007

General

1.   We note your response to comment 4 of our letter dated December 2, 2008. Please tell us the nature and amounts of royalties, taxes, and other payments you have made to the governments of Iran, Syria and Sudan, or to entities controlled by those governments, during the past fiscal year. Your response should include information regarding both cash payments and payments in kind. Please also tell us the total cash flow generated by your operations in each of those countries during the past fiscal year, including amounts recognized by you as revenue and amounts generated for the Iranian, Syrian and Sudanese governments or entities controlled by those governments. Describe in reasonable detail the terms of any contracts, agreements or other arrangements you have entered into regarding

future payments to be made, or future cash flow to be generated, to those governments or to entities controlled by those governments.

In addition, please tell us whether any of the products, technologies, equipment and/or services you have provided into Iran, Syria and Sudan since December 2006 are items that are considered dual-use items, because they have both civilian and military applications. If any are dual-use items, please tell us whether, to the best of your knowledge, understanding and belief, any of the three countries is putting the items to military use and, if so, describe the military use(s) to which the items are put.

Risk Factors, page 13

2.   We note your response to our prior comments 1, 2, and 3 and your undertaking to provide revised disclosure in future filings. For each such prior comment, please provide us with an example of the disclosure you propose to include in future filings.

Engineering Comments

3.   We note your response to our prior comment five of our letter dated December 2, 2008. Please provide us with an example of the disclosure you intend to include in response to this comment.

4.   We have reviewed your response to our prior comment number six. We remind you that not only FAS 69 prohibits oil sand disclosure from oil and gas reserve disclosure but Rule 4-10(a) of Regulation S-K prohibits it as well. Therefore we do not consider the fact that the disclosure is outside the supplemental oil and gas information to be a meaningful argument. When companies have both types of reserves we have specifically stated there are to be separate disclosures. Therefore, we continue to believe that this disclosure is inconsistent with our reserve definitions, as well as FAS 69. We refer you to your own disclosure at the end of page 23 of this filing which emphasizes our point. Please revise your document accordingly.

5.   We have considered your response to prior comment number 7 and do not agree with your conclusion regarding the combined presentation of reserves of consolidated subsidiaries with those of equity accounted investments. As you note in your response, we have historically objected to such combined presentations. Further, as indicated in our prior comment, given the differences in the nature of your control over your consolidated subsidiaries, as compared to your equity accounted investments, we do not believe your combined presentation is appropriate. In this regard, while the provisions of SFAS 69 are not directly

applicable to disclosure regarding oil and gas reserves outside the financial statements, we believe that such disclosure should be presented in a manner which is consistent with that guidance.

6.   We have reviewed your response to our prior comment eight. Production is almost always a significant part of a company's year to year reserve changes and therefore it should be included in any discussion of those changes. Therefore, please provide us with your proposed language which includes the amount of production and its effect on changes to your proved oil and gas reserves.

7.   We have reviewed your response to our prior comment eleven. It is our understanding that Aera operates in fields that are very mature, well developed and have production histories in the decades. Therefore, please further explain to us, in as much detail as necessary, the high percentage of proved undeveloped reserves that you claim for your share of this entity.

8.   We have reviewed your response to our prior comment 12. We understand that you include inert gases as proved reserves when they are sold as part of the contract or where they are processed as part of an integrated LNG or GTL project. However, if any significant portion of your gas reserves have a high percentage of either inert gases or impurities that may impact the price you receive for that gas or significantly reduces the volume of hydrocarbon gas that you sell as compared to the reserves you claimed for that gas you should disclose this information. If the price received for the inert gas is materially different than the price received for the hydrocarbon gas that you claimed as reserves you should disclose the differences in both price and volume as compared to what you disclosed as reserves. We believe this information is useful to investors, if it is material.

9.   We have reviewed your response to our prior comment 13. Please further explain the expected production increases given the current world economy which has led to a significant decrease in energy demand to the point that OPEC is cutting production. We note that two of these three projects are in OPEC countries. Please provide further information on sales contracts you have finalized and any other information regarding marketing these products which may support the attribution of proved reserves for these projects.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Joseph Babits, Esq.